May 2, 2006


Mr. Michael Moran
Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:      CH Energy Group, Inc.
         Form 10-K for the calendar year ended December 31, 2005 Filed March 30, 2006
         File No. 333-52797

Dear Mr. Moran:

We are writing in response to your comment letter dated April 25, 2006 with respect to the above referenced filing of CH Energy Group ("Energy Group"). The response to your comment regarding the City of Poughkeepsie, with the text of the comment, is set forth below.

Note 11 Commitments and Contingencies, page 135

City of Poughkeepsie, page 138

1. In regards to our prior comment No. 3, please enhance your future disclosure to better convey to financial statement users that you believe the likelihood of a liability in this matter is remote.


In future filings, beginning with the quarterly report on Form 10-Q for the period ended March 31, 2006, disclosure regarding the City of Poughkeepsie, will include the following sentence, as long as it remains applicable:

"Based on information known to Central Hudson at this time, including information from ongoing discovery proceedings in the lawsuits, Central Hudson believes that the likelihood it will have a liability in these lawsuits is remote."

In responding to this question Energy Group acknowledges that:


         * Energy Group is responsible for the adequacy and accuracy of the disclosure in the filing;

         * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         * Energy Group may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have any questions on the foregoing, please contact Donna S. Doyle, Vice President - Accounting and Controller (845-486-5566).



                                                       Very truly yours.





                                                       Christopher M. Capone
                                                       Chief Financial Officer
                                                       CH Energy Group, Inc.